 SOFI TECHNOLOGIES, INC.
234 1st Street
San Francisco, California 94105
June 22, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SoFi Technologies, Inc.
Registration Statement on Form S-1
Filed June 14, 2021
File No. 333-257092
To whom it may concern:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, SoFi Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257092) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 24, 2021 or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816 and that such effectiveness also be confirmed in writing.

Very truly yours,

SoFi Technologies, Inc.

By:	/s/ Robert Lavet
Name: Robert Lavet
Title: General Counsel and Secretary

cc:	Anthony Noto, SoFi Technologies, Inc.
Christopher Lapointe, SoFi Technologies, Inc.
Jocelyn M. Arel, Goodwin Procter LLP
Daniel J. Espinoza, Goodwin Procter LLP